                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        -------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. __)*

                          GENERAL COMMUNICATION, INC.
                                (Name of Issuer)

                       Class A Common Stock, no par value
                       Class B Common Stock, no par value
                       ---------------------------------
                        (Title of Classes of Securities)

                       Class A Common Stock  369385 10 9
                       Class B Common Stock  369385 20 8
                       ---------------------------------
                                (CUSIP Numbers)

                                Donne F. Fisher
                       c/o Fisher Capital Partners, Ltd.
                     5655 South Yosemite Street, Suite 304
                              Englewood, CO  80111
                                  303/721-0914
                                  ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 5, 1998
                                 --------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box**:
         ---

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                             (Page 1 of ___ Pages)


--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No.-  Class A Common Stock  369385 10 9
Cusip No.-  Class B Common Stock  369385 20 8

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      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
 1
      Donne F. Fisher
      Fisher Capital Partners, Ltd.

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      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds
 4
      IN, PN

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      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [_]
 5

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      Citizenship or Place of Organization
 6
      U.S., Colorado

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                          Sole Voting Power
                     7
     NUMBER OF            0 Shares

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          337,335  shares of Class A Common Stock*
     OWNED BY             437,688  shares of Class B Common Stock

       EACH        -----------------------------------------------------------
                          Sole Dispositive Power
     REPORTING       9
                          0 Shares
       PERSON
                   -----------------------------------------------------------
        WITH              Shared Dispositive Power
                    10
                          337,335  shares of Class A Common Stock*
                          437,688  shares of Class B Common Stock

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      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      337,335 shares of Class A Common Stock*
      437,688 shares of Class B Common Stock


------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
12

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      Percent of Class Represented by Amount in Row (11)
13
      Series A Common Stock    less than 1%
      Series B Common Stock    10.77%

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      Type of Reporting Person
14
      IN, PN
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_____________________________
* Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 10 votes per share. In addition, holders of such stock vote together on the election of directors. Accordingly, when these Classes of stock are aggregated, the Reporting Persons may be deemed to beneficially own voting equity securities of GCI representing approximately 5.5% of the voting power of GCI.

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

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. __)

                                 Statement of

                                DONNE F. FISHER
                         FISHER CAPITAL PARTNERS, LTD.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          GENERAL COMMUNICATION, INC.
                         (Commission File No. 0-15279)


ITEM 1.  Security and Issuer

  Donne F. Fisher and Fisher Capital Partners, Ltd. (the "Partnership") hereby file this Statement on Schedule 13D (the "Statement"), with respect to the Class A Common Stock, no par value (the "Class A Stock"), and the Class B Common Stock, no par value (the "Class B Stock", and together with the Class A Stock, the "GCI Common Stock"), of General Communication, Inc., an Alaska corporation ("GCI"). GCI's principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 95503.

ITEM 2.  Identity and Background

  Mr. Fisher's business address is Fisher Capital Partners, Ltd., 5655 South Yosemite Street, Suite 304, Englewood, CO 80111. Mr. Fisher is a business consultant and an operator of cable TV systems.

  During the last five years, Mr. Fisher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Fisher is a citizen of the United States of America.

  The principal business address of the Partnership is 5655 South Yosemite Street, Suite 304 Englewood, CO 80111. The Partnership is principally engaged in the cable television systems business. During the last five years, neither the Partnership nor Fisher Capital Corporation, a Colorado corporation which is the corporate general partner of the Partnership and which is controlled by Mr. Fisher (the "Corporation") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership nor the Corporation has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with

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respect to such laws.  The Partnership is a Colorado limited partnership and the
Corporation is a Colorado corporation.

ITEM 3.  Source and Amount of Funds or Other Consideration

  Effective August 5, 1998, the Partnership entered into a Stock Purchase Agreement, with Kearns-Tribune Corporation, a wholly owned subsidiary of TCI ("Kearns"), whereby the Partnership purchased 300,200 shares of Class A Stock and 225,000 shares of Class B Stock owned by Kearns. The purchase price for all of such shares was $3.50 per share, for a total purchase price of $1,838,200. Such purchase price was paid in cash. The source of the funds for such purchase of shares was the general working capital of the Partnership.

  Prior to such August 5, 1998 purchase, Mr. Fisher owned 37,135 shares of Class A Stock and 212,688 shares of Class B Stock of GCI. The source of funds for the acquisition of such stock was Mr. Fisher's personal funds.

ITEM 4.  Purpose of Transaction

  Neither Mr. Fisher nor the Partnership has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of GCI, or any disposition of securities of GCI; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GCI or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of GCI or any of its subsidiaries; (iv) any change in the present board of directors or management of GCI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of GCI; (vi) any other material change in GCI's business or corporate structure; (vii) any changes in GCI's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of GCI by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of GCI; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of GCI; or (x) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Fisher and the Partnership may determine to change their investment intent with respect to GCI at any time in the future.
In reaching any conclusion as to their future course of action, Mr. Fisher and the Partnership will take into consideration various factors, such as their financial position, GCI's business and prospects, other developments concerning GCI, other business opportunities available to Mr. Fisher or the Partnership, and general economic and stock market conditions, including, but not limited to, the market price of GCI Common Stock. Mr. Fisher and the Partnership reserve the right, depending on other relevant factors, to acquire additional shares of GCI Common Stock in open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of GCI Common Stock or to change their intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of GCI

(a) Mr. Fisher and the Partnership beneficially own 300,200 shares of the Class A Stock. In addition, Mr. Fisher and the Partnership beneficially own 225,000 shares of the Class B Stock. Mr. Fisher beneficially owns an additional 37,135 shares of Class A Stock and 212,688 shares of Class B Stock of GCI.

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

  Based upon information from GCI as of July 31, 1998, GCI has 45,397,961 shares of Class A Stock outstanding and 4,062,520 shares of Class B Stock outstanding. Based on these number of shares outstanding, Mr. Fisher is deemed to beneficially own less than 1% of the Class A Stock outstanding and 10.8% of the Class B Stock outstanding.

  Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 10 votes per share. In addition, holders of such stock vote together on the election of directors. Accordingly, when these Classes of stock are aggregated, Mr. Fisher may be deemed to beneficially own voting equity securities of GCI representing approximately 5.5% of the voting power of GCI.

(b) Mr. Fisher and the Partnership will have shared power to vote or to direct the voting of the shares of GCI Common Stock beneficially owned by the Partnership, and will have shared power to dispose of, or to direct the disposition of, all such shares.

  Mr. Fisher will have the sole power to vote or to direct the voting of the shares of GCI Common Stock beneficially owned by him, and will have the sole power to dispose of, or to direct the disposition of, all such shares.

(c) On August 5, 1998, Mr. Fisher purchased 8,500 shares of Class A Stock in an open market purchase. The purchase price was $3.62 per share. Except as other-wise described in the preceding sentence and in this Statement, Mr. Fisher has not executed transactions in GCI Common Stock during the past sixty (60) days. Except as otherwise described above, the Partnership has not executed transactions in GCI Common Stock during the past sixty (60) days.

d) Other than Mr. Fisher, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, GCI Common Stock beneficially owned by Mr. Fisher and the Partnership.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of GCI

  There are presently no contracts, arrangements, understandings or relationships among Mr. Fisher and other persons with respect to GCI Common Stock.

ITEM 7.  Material to be Filed as Exhibits

  None

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 16, 1998                               /s/ Donne F. Fisher
                                              __________________________
                                              Donne F. Fisher

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